

Mail Stop 3628

August 13, 2009

<u>Via Facsimile (202-383-5414) and U.S. Mail</u>

Andrew J. Varner, Esq.
O'Melveny & Myers LLP
Times Square Tower
7 Times Square
New York, New York 10036

RE: DealerTrack Holdings, Inc.
       Schedule TO-I
       Filed August 7, 2009
       File No. 005-81223

Dear Mr. Varner:

      We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

      The purpose of our review process is to assist the Company in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule TO-I</u>
<u>Offer to Exchange</u>

<u>Withdrawal Rights, page 24</u>

1.   We note that the Company restricts holders' means of withdrawal to the Exchange Offer website. Tell us in your response letter whether the Company considered the possibility that eligible employees who tendered via the website may not have access to the website for purposes of submitting their withdrawal. Please provide us with a legal analysis as to

why the Company believes restricting the means of withdrawing in this manner is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2).

Conditions of this Exchange Offer, page 26

2.   We note the disclosure in the first paragraph of this section that states that the Company will not be required to accept any Eligible Options tendered for exchange if, subject to certain limitations and the Company's reasonable judgment, certain listed events have been determined by the Company to have occurred. As the bidder, the Company has the right to waive any listed Exchange Offer condition. However, if a condition is "triggered," the Company may not waive the condition by failing to assert it. Such inaction would be, in our view, tantamount to a waiver of the applicable condition. Please confirm the Company's understanding in your response letter. Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the Exchange Offer and recirculate new disclosure to security holders. Please confirm the Company's understanding in your response letter.

3.   We note the language in the last paragraph in this section, to the effect that "[o]ur failure at any time to exercise any of these rights will not be deemed a waiver of any such rights." If an event triggers a listed Exchange Offer condition, and the Company determines to proceed with the Exchange Offer anyway, the Company has waived the Exchange Offer condition. See our comment above with respect to the possible need to extend the Exchange Offer and disseminate additional Exchange Offer materials. When an Exchange Offer condition is triggered by events that occur during the Exchange Offer period and before the expiration of the Exchange Offer, the Company should inform target option holders how it intends to proceed immediately, rather than waiting until the end of the Exchange Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company's understanding in your response letter.

4.   We note the conditions described in the third and eighth bullet points on page 26. We do not object to the imposition of conditions in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. Please revise the disclosure to allow for objective verification that the condition has been satisfied, such as by quantifying the percentage increase or decrease in the Company's stock price or volatility in the first cited condition and eliminating the reference to the clause "any extraordinary or material adverse change in U.S. financial markets generally" in the second cited condition.

5.   We note the condition described in the fifth bullet point on page 27. Please revise your disclosure to enumerate with greater specificity the "contemplated benefits" of the Exchange Offer as well as those events that would constitute a material impairment of such benefits.

Information Concerning Us; Financial Information, page 33

6.   We note that the Company has incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and has provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(1), (2) and (3) of Regulation M-A and, if material, (c)(6). See Instruction 6 to Item 10 of Schedule TO. Also refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance. Please also advise us how the Company intends to comply with Exchange Act Rule 13e-4(e)(3).

*   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comments on the filing.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions